JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2883

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

SEC MAIL PROCESSING RECEIVED MAR 22 2006 WASH. D.C. 209 SECTION

7th March 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

06011909

SUPPL

Dear Sirs

<u>Jardine Matheson Holdings Limited</u>

We enclose for your information a copy of an announcement in respect of Jardine Lloyd Thompson Group plc, an associate of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
MAR 23 2006
THOMSON FINANCIAL

<u>Encl</u>

Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

7th March 2006
For immediate release

Jardine Lloyd Thompson Group plc
Preliminary Results for the Year Ended 31st December 2005 (Unaudited)

The following press release was issued today by the Company's 30%-owned associate, Jardine Lloyd Thompson Group plc.

For further information please contact:

GolinHarris
Kennes Young (852) 2501 7987

7th March 2006

JARDINE LLOYD THOMPSON GROUP plc

PRELIMINARY RESULTS FOR THE YEAR ENDED 31st DECEMBER 2005 (UNAUDITED)

Jardine Lloyd Thompson Group plc ("JLT" or "the Group") today announces preliminary results for the year ended 31st December 2005.

Financial Summary

- **Fees and commissions ("Turnover") £484.4m (2004: £468.1m)**
- **Profit before tax £73.8m (2004: £85.0m)**
- **Profit before tax, exceptional items and impairment charges £76.8m (2004: £96.2m)**
- **Diluted earnings per share 23.8p (2004: 27.5p)**
- **Diluted earnings per share (before exceptional items and impairment charges) 24.8p (2004: 31.6p)**
- **Final dividend per share 12.0p (2004: 12.0p); total dividend for the year 20.5p (2004: 20.5p)**

The comparative financial information for 2004 has been restated (see note 1, pages 11 & 12)

Operational Summary

- Fees and commissions increased by 3% to £484.4m.
- Negative impact of currency transactions on profit before tax of £9.3m.
- PSA income reduced to £4.9m (2004: £11.3m).
- UK Employee Benefits turnover increase of 19% with an increased margin of 16%.
- Risk & Insurance turnover increase of 4% with a margin of 19% at constant rates of exchange.
- Review of operations under way.

Ken Carter, Chairman, commented:

"We said last year that we believed 2005 would be a challenging year and so it proved to be. In our Risk & Insurance operation many businesses performed well but the continued competitive market, downward pressure on fees and currency effects all had a negative impact on our results. Our UK Employee Benefits business had another good year with strong turnover growth and a further improvement in margins.

Whilst benefits will flow from areas of expansion and improved efficiencies, we anticipate that these will be largely offset in 2006 by external factors such as highly competitive insurance markets and continuing pressure on fees. At this early stage in the year we do not anticipate any more than a modest overall improvement in the Group's trading performance for 2006 from that reported for 2005 as a whole."

Enquiries:

Barrie Cornes, Investor Relations Director	Jardine Lloyd Thompson Group	0207 528 4560
Rupert Younger	Finsbury Group	0207 251 3801

A presentation to investors and analysts will take place at 9.15am today at 6 Crutched Friars, London EC3N 2PH. A webcast of the presentation can be viewed on the Group's website www.jltgroup.com later today.

FULL RELEASE FOLLOWS:

PRELIMINARY STATEMENT

For the year ended 31st December 2005, Jardine Lloyd Thompson Group plc recorded a profit before tax, exceptional items and impairment charges of £76.8m, compared to a restated £96.2m for 2004. Profit before tax was £73.8m compared to a restated £85.0m in 2004.

Turnover increased by 3% to £484.4m (2004: £468.1m), or 5% at constant rates of exchange. The Group's trading profit, defined as turnover less expenses and excluding exceptional items and impairment charges, reduced by 21% to £66.3m against £84.0m in 2004 reflecting a trading margin of 14%. At constant rates of exchange the trading profit would have been £75.8m and the trading margin 15%.

We expected 2005 to be a challenging year on many fronts and that is how it proved to be. At £76.8m our 2005 profit before tax was £19.4m lower than 2004. Of this reduction, around 80% was accounted for by two factors; firstly, the impact of currency transactions, the effect of which was to reduce profits before tax by £9.3m and, secondly, reduced earnings from Market or Placement Service Agreements (PSAs) of £6.4m. Competitive insurance market conditions prevailed throughout 2005 and this further impacted the results in our insurance broking businesses.

Operational Review

Risk & Insurance

Risk & Insurance saw turnover grow by 4% to £395.3m. Trading profit was £65.0m compared to a restated £87.7m for 2004, which gave a trading margin of 16% or 19% at constant rates of exchange, compared to 23% for 2004. Profit before tax was £74.7m against £96.2m for 2004.

The hurricanes of 2005 have only had a significant impact on certain classes of insurance, particularly Energy and Property catastrophe insurance, but in many other areas the effect has been negligible.

Risk Solutions

In Risk Solutions, turnover declined by 4% to £156.7m. Meaningful amounts of new business were won, high retention levels were maintained and several businesses performed very well, notably Construction, Credit & Political and Financial & Professional. The increasing focus on client industries produced many new business wins in Telecommunications, Life Sciences and Power. However, the combined effects of the competitive market, loss of earnings from PSAs, currency and a 12% reduction in our reinsurance turnover outweighed these successes, resulting in a trading margin of 14%, or 17% at constant rates of exchange, compared to 22% in 2004. The reduction in reinsurance turnover was in part due to cedent insurers retaining more risk at the lower end of their own insurance programmes.

UK Retail

In the UK and Ireland, turnover was £46.9m, up 1% on the previous year despite the loss of PSA income of £3m and the competitive markets which overshadowed a very strong year of new business wins. The trading margin of 19% was slightly down from 22% in 2004 but much improved from 13% achieved at the half year. In 2005 we continued the conversion of brokerage-based turnover into fee based remuneration in order to counter the effects of the competitive insurance market. The specialist schemes and affinity businesses again performed well. These schemes occupy attractive market positions and have robust defensive characteristics whilst at the same time offering significant opportunities for growth.

Australasia

In Australia and New Zealand, we achieved good growth with turnover at £60.9m, up 8% on the previous year, 4% up at constant rates of exchange. The trading margin of 26%, albeit down slightly from 28% in 2004, continues to reflect the strong management of this business.

The Retail Division was impacted by the competitive market conditions but despite this, many of our operations continued to grow their turnover and maintained excellent margins. Our Natural Resources and Construction operations had excellent new business wins in the Energy, Services and Construction sectors.

Asia

Asia's turnover increased by 2% to £30.5m with a trading profit of £5.4m producing a trading margin of 18% compared to 21% in 2004. We enjoyed strong new business growth in Hong Kong, Malaysia and Korea and our regional specialty lines successfully acquired major new clients in the Financial & Professional, Construction and Marine Cargo sectors.

For the fourth time in five years, JLT Asia won the award for Asia Broker of the Year. An independent panel of judges commended JLT Asia's innovation in developing new risk management and insurance tools and products along with the industry leading role the company took in responding to the Asian Tsunami disaster.

Canada

In Canada, turnover increased by 11% to £15.9m or 5% at constant rates of exchange, while the trading margin fell from 17% in 2004 to 7%. This was due mainly to the costs associated with the planned expansion of the business and the inevitable time delay that occurs between incurring these costs and the resulting increase in turnover.

United States

In America, the Specialty business experienced strong growth with a 61% increase in turnover to £17.3m and an improvement in trading margin loss from 21% to 15%. In the Life, Accident & Health business turnover fell by 11% to £12.1m, due almost entirely to the loss of all PSA income, which in 2004 accounted for £1.2m. The trading margin was 38%, down from 47% in 2004.

Latin America

In Latin America, the businesses acquired in late 2004 have been included in our results on a full-year basis for the first time. Turnover for the region was £17.0m with a trading margin of 18%. Our businesses in Mexico and Peru performed well. The overall results of the region were negatively impacted by lower than anticipated earnings from our Colombian operation but this was largely offset by greater than expected flow of business to our London operations.

Lloyd & Partners

Lloyd & Partners completed its first year of operation successfully with turnover of £21.6m, down 2%, or up 7% at constant rates of exchange, against a notional prior year turnover. A trading margin of 19%, or 26% at constant rates of exchange, was achieved.

Agnew Higgins Pickering

Agnew Higgins Pickering, which had a difficult first half, recovered considerably in the second half to achieve turnover of £16.4m in 2005, compared to £17.3m in 2004. The trading margin of 20%, or 23% at constant rates of exchange, was a reduction compared to the 27% achieved in 2004.

Associates

The contribution to Group profits from the Group's French associate SIACI increased by 10% to £2.5m reflecting a good year.

Employee Benefits

Turnover for the combined Employee Benefits Group increased by 6% to £87.7m against £82.9m in 2004. Trading Profit was £13.5m, an increase of 13%, reflecting a trading margin of 15%. Profit before tax increased by 5% to £13.8m when compared to 2004.

UK & Ireland

In the UK and Ireland, our Employee Benefits turnover increased 19% to £70.6m. Excluding the full year effect of the Profund acquisition in August 2004, turnover increased by 10%. The trading margin at 16% increased from 14% in 2004 and now exceeds the 15% margin that has been our stated target since 2001.

During 2005 the UK Employee Benefits business devoted substantial resources to ensuring that it is well placed to respond to changes brought about by the Pensions Act and other relevant new legislation. These changes are now generating considerable demand from clients for consultancy services and modifications to administration processes and systems.

The principal focus in 2005 was in reinforcing our presence in those areas of the UK Employee Benefits market where we rank amongst the market leaders, including outsourced pensions administration and advice. Profund's expertise and resource in the systems field has proved of considerable value, both in our own processes and in our ability to provide a fully integrated service to our clients.

United States

The Employee Benefits business in the USA produced turnover of £17.1m in 2005, a reduction of 28% compared with 2004. Profit before tax at £2.6m was 32% lower than 2004. The trading margin fell from 15% in 2004 to 12%, reflecting an increasingly competitive operating environment.

During the course of 2005, a significant trading division was sold and this, coupled with a restructuring and downsizing programme within one of the other trading divisions, were the principal reasons for a reduction in turnover and profit.

Insurance Market Overview

Our assessment of the market cycle in 2004 was that 2005 would continue to be very competitive and this proved to be correct. The hurricanes in August, September and October had a significant impact on the cost of insurance in certain specific areas. However, based on our experience to date, the impact of the hurricanes has only been on those areas of business directly at risk such as Energy and Property catastrophe risks. At present, there still remains sufficient capacity; we believe much of the fresh capital raised in Bermuda and London towards the end of 2005 largely missed the opportunity to participate in the 1st January 2006 renewal season.

Meanwhile, the vast majority of business remains unaffected by the impact of the hurricanes and most markets therefore remain just as competitive as before the hurricane season with continuing downward pressure on pricing. Absent unforeseen events, it is our opinion that this will remain the position for the foreseeable future.

As a result of the changes brought about by the Spitzer enquiry and market conditions generally, competition between brokers to retain and grow market share is very competitive, leading to intense pressure on fees. JLT will continue to seek remuneration for its services on a scale that properly reflects its professional contribution and service to clients.

IFRS

These statements have been prepared in compliance with International Financial Reporting Standards (IFRS) introduced for the Group in 2005 for the first time. Prior year comparative information has been restated accordingly. This is set out in note 2 on page 13.

Foreign Exchange

The Group's major transaction exposure arises in respect of US dollar turnover earned in the UK. This represented some 41% of total turnover for 2005 (2004: 44%) and the Group's results are therefore highly sensitive to changes in the Sterling/US dollar exchange rate, each one cent movement representing, on an unhedged basis, approximately £0.8m of profit before tax in 2005.

The Group adopts a prudent approach to the management of this exposure with a rolling hedging programme with the objective of selling forward a minimum of 50% of US dollar income projected for the following 12 months and 25% for the subsequent 12 months.

In 2005, the Group achieved a rate of US$1.66 compared to actual average rate for the year of US$1.82. This compared to the achieved rate of US$1.53 in 2004 and an actual average rate US$1.83.

At the end of February 2006, some 58% of anticipated dollar earnings for 2006 were covered at a rate of US$1.77 and for 2007 some 37% of dollar earnings are covered at a rate of US$1.75.

Dividends

Subject to shareholder approval, an unchanged final dividend of 12.0p per share for the year to 31st December 2005 will be paid on 28th April 2006 to shareholders on the register at 31st March 2006. This brings the total dividend for the year to 20.5p per share, unchanged over the prior year.

Group Board

At the AGM in April 2005, Claude Chouraqui, John Lloyd and Richard Sermon retired from the Board and subsequently Tony Hobson retired on 31st July 2005. Nick MacAndrew and Chris Keljik were appointed to the Board on 1st July and 1st November 2005 respectively. Both are independent non-executive directors and serve on the Nominations, Audit and Compliance and Remuneration Committees. Nick MacAndrew was appointed Chairman of the Audit and Compliance Committee on 1st August 2005 in succession to Tony Hobson.

On 1st December 2005, we announced the appointment of Dominic Burke as Chief Executive with immediate effect and that Ken Carter was standing down as Executive Chairman from that date but would remain as Chairman until the AGM in April 2006. At that time he would retire from the Board and Geoffrey Howe, presently Joint Deputy Chairman, would be appointed Chairman in his place.

Mike Hammond resigned from the Board and the Group on 1st December 2005 and Dominic Collins, Chairman of JLT Risk Solutions, assumed executive responsibility for that business from that date.

With effect from 13th December 2005, Dominic Burke relinquished board responsibility for JLT's UK Corporate Risks business, which was assumed by Dominic Collins, in addition to his existing responsibilities for JLT Risk Solutions. Board responsibility for Agnew Higgins Pickering & Company Limited and Lloyd & Partners Limited passed from Dominic Collins to Dominic Burke as Chief Executive. Dominic Burke has also assumed board responsibility for JLT Reinsurance Brokers Limited (JLT Re) which commenced trading on 1st January 2006.

Group Strategy

Following the appointment of Dominic Burke as the Group's new Chief Executive in December 2005, a review of our operations is being undertaken. This review will evaluate prospective developments in the broking industry and enable us to clarify and refine our strategy to better equip the Group for the challenges the business faces today. It is already underway and we anticipate that the output will clearly define the future direction of the Group, provide us with a route map for the business and enable us to set appropriate financial objectives.

In the meantime, where we already believe there are clear benefits to taking immediate action, changes are already being implemented provided that they have been properly considered and validated. An example of this is our intention to bring together our UK based insurance broking businesses with the merger of our largest single business, Risk Solutions, and our UK Corporate Risks business. This will allow JLT to present a single brand to its clients and insurance markets and introduce a more fully integrated sales and marketing approach to UK and overseas clients. It will also provide an opportunity to improve the management structure and introduce further operational efficiencies. We recognise the importance of any refinement to the Group's strategy being communicated clearly both internally and externally.

The Group includes many excellent business units, together representing a strong base for the planning process. We expect the recent substantial investments we have made, primarily by recruiting teams and individuals, to contribute to increased turnover in due course. However, given that many of these are at an early stage, they will take time to deliver a positive impact on profits. We intend to continue to develop our businesses by targeted investment in new staff during 2006, as demonstrated by the recent establishment of JLT Re.

We regard the size of the Group as a real advantage. Being considerably smaller than the largest insurance broking groups, we are not under pressure to be represented in all areas of insurance in all regions of the World. Our intention is to concentrate our resources on our strengths - those areas in both insurance broking and employee benefits where JLT ranks among the market leaders or where we see the opportunity to secure a position of leadership. We will focus on serving markets, be they industries, regions or client groupings, that offer significant growth opportunities. The size of the Group provides us the scale to be a significant player in any of our targeted markets but also gives us the agility to react to market changes and new opportunities.

Prospects

Whilst benefits will flow from areas of expansion and improved efficiencies, we anticipate that these will be largely offset in 2006 by external factors such as highly competitive insurance markets and continuing pressure on fees. At this early stage in the year we do not anticipate any more than a modest overall improvement in the Group's trading performance for 2006 from that reported for 2005 as a whole.

Ken Carter
Chairman

Results follow

Continued on P.7

Jardine Lloyd Thompson Group plc
Consolidated Income Statement
For the year ended 31st December 2005

	Notes	2005 £'000	2004 £'000
Fees and commissions	4	**484,370**	468,092
Investment income		**15,355**	13,465
Salaries and associated expenses		**(297,447)**	(273,437)
Premises costs		**(30,007)**	(25,410)
Other operating costs		**(80,104)**	(85,731)
Depreciation, amortisation and impairment charges	5	**(14,305)**	(10,996)
Operating Profit	4,5	**77,862**	85,983
Finance costs		**(6,561)**	(3,287)
Share of results of associates after tax and minority interests*		**2,505**	2,261
Profit before taxation	4	**73,806**	84,957
Income tax expense **	6	**(22,653)**	(25,915)
Profit for the year	4	**51,153**	59,042
Attributable to:			
Shareholders of the Company		**50,573**	55,657
Minority interests		**580**	3,385
		51,153	59,042
Earnings per share	8		
Basic		**23.9p**	27.7p
Diluted		**23.8p**	27.5p

		£'000	£'000
* includes associates taxation of		2,251	2,271

		£'000	£'000
** Income tax expense	- UK	11,135	13,880
	- Overseas	11,518	12,035
		22,653	25,915

Jardine Lloyd Thompson Group plc
Consolidated Balance Sheet
As at 31st December 2005

	Notes	2005 £'000	2004 £'000
NET OPERATING ASSETS			
Non-current assets			
Goodwill		**202,309**	160,101
Intangible assets		**18,052**	17,191
Property, plant and equipment		**28,460**	28,389
Investment in associates		**7,393**	4,782
Available-for-sale financial assets	9	**18,321**	8,323
Derivative financial instruments	10	**49**	-
Employee benefit trusts		**2,647**	2,566
Deferred tax assets		**73,995**	61,098
		351,226	282,450
Current assets			
Trade and other receivables	11	**153,576**	144,413
Derivative financial instruments	10	**19**	-
Available-for-sale financial assets	9	**57,253**	43,748
Cash and cash equivalents	12	**300,398**	281,803
		511,246	469,964
Current liabilities			
Borrowings		**(513)**	(26,132)
Trade and other payables	13	**(417,639)**	(415,321)
Derivative financial instruments	10	**(517)**	-
Current tax liabilities		**(8,310)**	(9,324)
Provisions for liabilities and charges	15	**(44,963)**	(35,821)
		(471,942)	(486,598)
Net current assets/(liabilities)		**39,304**	(16,634)
Non-current liabilities			
Borrowings		**(54,989)**	(751)
Derivative financial instruments	10	**(2,187)**	-
Deferred tax liabilities		**(14,257)**	(8,724)
Retirement benefit obligations	14	**(153,191)**	(121,013)
Provisions for liabilities and charges	15	**(13,664)**	(21,209)
		(238,288)	(151,697)
		152,242	114,119
TOTAL EQUITY			
Capital and reserves attributable to the Company's equity holders			
Ordinary shares		**10,615**	10,100
Share premium		**73,370**	33,628
Fair value and hedging reserves		**433**	-
Exchange reserves		**6,229**	(6,617)
Retained earnings		**57,978**	66,117
Shareholders' equity	16	**148,625**	103,228
Minority interests		**3,617**	10,891
		152,242	114,119

Jardine Lloyd Thompson Group plc
Consolidated Statement of Recognised Income and Expense
For the year ended 31st December 2005

	2005 £'000	2004 £'000
Actuarial losses recognised in post retirement benefit schemes	**(33,414)**	(12,173)
Taxation thereon	**10,125**	3,711
	(23,289)	(8,462)
Fair value gains/(losses) net of tax		
- available-for-sale	**2,202**	-
- cashflow hedges	**(13,899)**	-
Currency translation differences	**12,846**	(6,694)
Net losses recognised directly in shareholder's equity	**(22,140)**	(15,156)
Net profit	**51,153**	59,042
Total recognised income and expense for the period	**29,013**	43,886
Attributable to:		
Shareholders of the Company	**28,433**	40,578
Minority interests	**580**	3,308
	29,013	43,886

Jardine Lloyd Thompson Group plc
Consolidated Cash Flow Statement
For the year ended 31st December 2005

	Notes	2005 £'000	2004 £'000
Cash flows from operating activities			
Net cash inflow from operations	17	**78,639**	51,561
Interest paid		**(3,569)**	(960)
Interest received		**16,652**	12,572
Taxation paid		**(21,379)**	(29,772)
Decrease in insurance creditors		**(1,111)**	(73,905)
		69,232	(40,504)
Dividend received from associates		**71**	246
Net cash from/(used in) operating activities		**69,303**	(40,258)
Cash flows from investing activities			
Purchase of property, plant and equipment		**(9,132)**	(13,438)
Purchase of intangible fixed assets		**(10,563)**	(3,418)
Disposal of property, plant and equipment		**871**	1,182
Disposal of intangible fixed assets		**1,704**	-
Acquisition of businesses (net of cash acquired)	18	**(3,227)**	(76,165)
Disposal of business (net of cash disposed of)		**-**	(4,984)
Purchase of other investments		**(341)**	(105)
Disposal of fixed asset investment		**166**	330
Net cash used in investing activities		**(20,522)**	(96,598)
Cash flows from financing activities			
Equity dividend paid		**(43,746)**	(40,601)
Net cash flows (from)/into investments and deposits		**(18,872)**	23,012
Purchase of investments by Employee Benefit Trust		**(843)**	(8,949)
Issue of ordinary shares		**2,147**	1,243
Net increase in borrowings		**28,550**	20,151
Dividend paid to minority shareholding		**(237)**	(185)
Net cash used in financing activities		**(33,001)**	(5,329)
Effects of exchange rate changes on cash and cash equivalents		**2,815**	(2,770)
Net increase/(decrease) in cash and cash equivalents		**18,595**	(144,955)
Cash and cash equivalents at beginning of year		**281,803**	426,758
Cash and cash equivalents at end of the year		**300,398**	281,803

1. Basis of Preparation

Basis of preparation

The Group consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of available-for-sale investments and derivative financial instruments and using accounting policies and presentation which comply with International Financial Reporting Standards (IFRS) as required by IAS 1.

Accounting policies and first time adoption of IFRS

The financial reporting requirements for listed companies have changed since the publication of the Group's last annual accounts, for the year ended 31st December 2004. The change is due to the European Commission (EC) regulation that all listed companies publish their consolidated results under IFRS, issued by the International Accounting Standards Board (IASB) but as adopted for use by companies in the European Union (EU).

The accounting policies and methods of computation adopted in these statements differ from those disclosed previously in the consolidated financial statements for the year ended 31st December 2004. Such consolidated financial statements for the year then ended conformed with the applicable UK accounting standards and were prepared under the historical cost convention, as required by the Companies Act 1985.

The reconciliation of equity at 1st January 2004 and 31st December 2004 and the profit and loss for the year then ended under the applicable UK accounting standards to the equity and profit and loss under IFRS was published in the "Restatement of 2004 Interim and Full Year Accounts" dated 28th June 2005.

The full reconciliation of shareholders' funds at 31st December 2004 and profit before tax for the year then ended under the applicable UK accounting standards to that under IFRS will be reproduced in the Annual Report and Accounts for the year ended 31st December 2005.

However for the purposes of this preliminary statement a summary table is presented below showing the effects of IFRS adoption on profit before tax for the year to 31st December 2004 and shareholders funds as at 31st December 2004.

		Shareholders' Funds £'000	Profit before taxation £'000
As originally reported		**52,465**	**81,332**
Share based payments	IFRS 2	22	(1,173)
Goodwill amortisation	IAS 36/38, IFRS 3	7,533	7,680
Goodwill impairment	IAS 36/38, IFRS 3	(1,134)	(429)
Amortisation of intangible assets	IAS 38, IFRS 3	(180)	(180)
Change in accounting for associates	IAS 28	19,947	(2,273)
Reversal of dividend accrual	IAS 10	24,161	-
Taxation	IAS 12	414	-
As restated		**103,228**	**84,957**

Except as noted below, the adoption of IFRS has not resulted in substantial changes to the Group's accounting policies for the year under review.

The adoption of IAS 10, 28, 32, 36, 38, 39, IFRS 2 and 3 resulted in changes to the Group's accounting policies as follows:

The adoption of IAS 10 has eliminated the charge for dividends payable from the Income Statement and only dividends approved by the Balance Sheet date are taken into account.

The adoption of IAS 28 requires the presentation of the Group's share of results from associates to be stated after tax and minority interests. Previously the Group's share of the associate tax and minority interest charges was included under these headings in the Group income statement. In addition, the adoption of IAS 28 has resulted in the elimination of the Group's negative carrying value in its French associate Courcelles Participations.

The adoption of IAS 32 and 39 has resulted in available-for-sale financial assets being recognised at a fair value and the inclusion of fair values in respect of derivative financial instruments.

1. Basis of Preparation cont'd

The adoption of IFRS 2 has resulted in a change of accounting policy for share-based payments. Until 31st December 2004, the provision of Executive Share Option Schemes and Sharesave Schemes to employees did not result in a charge to the income statement. Adoption of the standard required a retrospective application for all equity instruments granted after 7th November 2002 and not vested by 1st January 2004. The accounting charge in respect of Restricted Share Schemes operated by the Group was unaffected by the adoption of IFRS 2.

The adoption of IFRS 3, IAS 36 and IAS 38 resulted in a change in the accounting policy for goodwill. Until 31st December 2004, goodwill was:

• amortised on a straight line basis over its expected economic life, subject to a maximum of 20 years; and

• assessed for an indication of impairment at each balance sheet date.

In accordance with the provisions of IFRS 3:

• the Group ceased amortisation of goodwill from 1st January 2004.

• accumulated amortisation as at 31st December 2003 has been transferred to "cost" with the effect that the "cost" of goodwill at 1st January 2004 is restated on a net basis.

• from the 1st January 2004, goodwill is tested annually for impairment, as well as when there are indications of impairment.

In addition, the adoption of IFRS 3 and IAS 38 requires that the Group recognise as intangible assets, separately from goodwill, any assets acquired through a business combination that meet the criteria for an intangible asset as defined in IAS 38. Any intangible asset recognised in this way is amortised to the income statement over its expected economic life. This is applicable for acquisitions completed after 1st January 2004.

The Group has taken advantage of certain exemptions allowed in IFRS 1 as follows:

The recording of net exchange differences into the Exchange Reserve required by IAS 21 has been applied prospectively from 1st January 2004; all exchange differences arising prior to that date remain within retained earnings.

IAS 32 and 39 have been applied on a prospective basis from 1st January 2005; as a consequence, no restatement of the 2004 results has been made in respect of these standards. The impact of adoption on the opening balance sheet at 1st January 2005 has been presented in note 2 on page 13.

Accounting for share-based payments as required by IFRS 2 has been applied prospectively from 1st January 2004: no restatement has been made for any cost that would have arisen prior to that date.

Full details of the Group's revised accounting policies were published with the Interim Results in July 2005.

2. Balance sheet restatement at 1st January 2005

The Group has adopted IAS 32 and 39 on a prospective basis from 1st January 2005; as a consequence no restatement of the 2004 results has been made in respect of these standards.

The adoption of IAS 32 and 39 has resulted in available for sale financial assets being recognised at a fair value and the inclusion of the fair values in respect of derivative financial instruments. The table below shows the effect on the opening consolidated Group balance sheet at 1st January 2005.

All adjustments reflect the re-measurement to fair value at 1st January 2005

CONSOLIDATED BALANCE SHEET	IFRS 31st December 2004 £'000	Implementation of IAS 32 & 39 £'000	IFRS 1st January 2005 £'000
NET OPERATING ASSETS			
Non-current assets			
Goodwill	160,101	-	**160,101**
Intangible assets	17,191	-	**17,191**
Property, plant and equipment	28,389	-	**28,389**
Investment in associates	4,782	-	**4,782**
Available-for-sale financial assets	8,323	36	**8,359**
Derivative financial instruments	-	1,656	**1,656**
Employee benefit trusts	2,566	-	**2,566**
Deferred tax assets	61,098	-	**61,098**
	282,450	1,692	**284,142**
Current assets			
Trade and other receivables	144,413	-	**144,413**
Derivative financial instruments	-	10,597	**10,597**
Available-for-sale financial assets	43,748	38	**43,786**
Cash and cash equivalents	281,803	-	**281,803**
	469,964	10,635	**480,599**
Current liabilities			
Borrowings	(26,132)	-	**(26,132)**
Trade and other payables	(415,321)	-	**(415,321)**
Derivative financial instruments	-	(68)	**(68)**
Current tax liabilities	(9,324)	-	**(9,324)**
Provisions for liabilities and charges	(37,039)	-	**(37,039)**
	(487,816)	(68)	**(487,884)**
Net current assets/(liabilities)	(17,852)	10,567	**(7,285)**
Non-current liabilities			
Borrowings	(751)	-	**(751)**
Derivative financial instruments	-	(129)	**(129)**
Deferred tax liabilities	(8,724)	-	**(8,724)**
Retirement benefit obligations	(121,013)	-	**(121,013)**
Provisions for liabilities and charges	(19,991)	-	**(19,991)**
	(150,479)	(129)	**(150,608)**
	114,119	12,130	**126,249**
TOTAL EQUITY			
Capital and reserves attributable to the Company's equity holders			
Ordinary shares	10,100	-	**10,100**
Share premium	33,628	-	**33,628**
Fair value and other reserves	-	12,130	**12,130**
Exchange reserves	(6,617)		**(6,617)**
Retained earnings	66,117	-	**66,117**
Shareholders' funds	103,228	12,130	**115,358**
Minority interest	10,891	-	**10,891**
	114,119	12,130	126,249

3. Alternative Income Statement

The format of the consolidated income statement on page 7 conforms to the requirements of IFRS. The alternative income statement set out below, which is provided by way of additional information, has been prepared on an alternative basis that conforms more closely to the approach adopted by the Group in assessing its performance.

	Year to 31st December 2005				
	Underlying profit £'000	**Reclassification £'000**	**Impairment charges £'000**	**Exceptional items £'000**	**Total £'000**
Fees and commissions	**484,370**	-	-	-	**484,370**
Salaries and associated expenses	**(295,907)**	-	-	(1,540)	**(297,447)**
Premises	**(28,743)**	-	-	(1,264)	**(30,007)**
Other operating costs	**(82,790)**	134	-	2,552	**(80,104)**
Depreciation, amortisation and impairment charges	**(10,642)**	(912)	(2,751)	-	**(14,305)**
Trading profit	**66,288**	(778)	(2,751)	(252)	**62,507**
Investment income	**15,355**	-	-	-	**15,355**
Finance costs	**(6,561)**	-	-	-	**(6,561)**
Share of results of associates after tax and minority interests	**2,505**	-	-	-	**2,505**
Gain on disposal of fixed asset investments	**134**	(134)			**-**
Amortisation of other intangibles	**(912)**	912			**-**
Profit before taxation	**76,809**	**-**	**(2,751)**	**(252)**	**73,806**

	Year to 31st December 2004				
	Underlying profit £'000	Reclassification £'000	Impairment charges £'000	Exceptional items £'000	Total £'000
Fees and commissions	468,092	-	-	-	468,092
Salaries and associated expenses	(265,814)	-	-	(7,623)	(273,437)
Premises	(25,266)	-	-	(144)	(25,410)
Other operating costs	(83,400)	-	-	(2,331)	(85,731)
Depreciation, amortisation and impairment charges	(9,624)	(180)	(1,192)	-	(10,996)
Trading profit	83,988	(180)	(1,192)	(10,098)	72,518
Investment income	13,465	-	-	-	13,465
Finance costs	(3,287)	-	-	-	(3,287)
Share of results of associates after tax and minority interests	2,261	-	-	-	2,261
Amortisation of other intangibles	(180)	180	-	-	-
Profit before taxation	96,247	-	(1,192)	(10,098)	84,957

3. Alternative Income Statement cont'd

Segment information - primary reporting format **Underlying trading profit**	2005 £'000	2004 £'000
Risk & Insurance	65,011	87,724
Employee Benefits	13,540	12,017
Head Office & Other	(12,263)	(15,753)
	66,288	83,988

4. Segment Information

Primary reporting format - business segments

Business segments: the Group is organised on a worldwide basis into three main segments: Risk & Insurance, Employee Benefits and Head Office & Other operations. The segments are the basis on which the Company reports its primary segment information. The Risk & Insurance segment comprises JLT's worldwide insurance broking, reinsurance broking and risk services activities. The Employee Benefits segment consists of pension administration, outsourcing, employee benefits consultancy and US Group marketing activities. The Head Office & Other segment consists mainly of holding companies, central administration functions, the Group's captive insurance companies and the Group's investment in Courcelles Participations, the holding company of SIACI.

Segment results
In accordance with IAS 14, segment results include the net income or expense derived from the trading activities of the segment. Investment income and finance costs are excluded since the trading activities of the Group's primary segments are not of a financial nature. The standard also specifically excludes the income tax expense from segmental allocation with the consequence that the minority interest charge is also excluded.

Segment assets include:
- non current assets excluding investments in associates and deferred tax assets,
- trade and other debtors.

It excludes any interest bearing assets (e.g. cash and investments & deposits).

Segment liabilities include:
- Insurance and other creditors,
- provisions for liabilities and charges.

It excludes any interest bearing liabilities (e.g. borrowings) as well as income & deferred tax liabilities.

Items excluded from segmental allocation are referred to below as "unallocated".

Investments in associates: the Group owns 31% of the French company Courcelles Participations (the holding company of SIACI) which has operations principally in France and Italy. Although the investment and the company share of Courcelles' net profit are excluded from the segmental analysis of assets and revenue, they are shown separately in conjunction with data from the Head Office & Other segment. Group companies also own a number of small associates in Australia and Asia which are included in the Risk & Insurance segment.

Capital expenditure comprises additions to Property, plant and equipment and Intangible assets, including additions resulting from acquisitions through business combinations.

4. Segment Information cont'd

Year to 31st December 2005	Risk & Insurance £'000	Employee Benefits £'000	Head Office & Other £'000	Unallocated £'000	Group £'000
Fees and commissions	395,264	87,700	1,406	-	484,370
Segment result	62,383	13,897	(11,022)	-	65,258
Impairment charge	-		(2,751)	-	(2,751)
Investment income	-	-	-	15,355	15,355
Operating profit	62,383	13,897	(13,773)	15,355	77,862
Finance costs	-	-	-	(6,561)	(6,561)
Share of results of associates after tax & MI	52	-	2,453	-	2,505
Profit before taxation	**62,435**	**13,897**	**(11,320)**	**8,794**	**73,806**
Income tax expense	-	-	-	(22,653)	(22,653)
Minority interests	-	-	-	(580)	(580)
Net profit	**62,435**	**13,897**	**(11,320)**	**(14,439)**	**50,573**
Segment assets	286,722	56,516	61,020	-	404,258
Associates	2,545	-	4,848	-	7,393
Unallocated assets	-	-	-	450,821	450,821
Total assets	**289,267**	**56,516**	**65,868**	**450,821**	**862,472**
Segment liabilities	(399,991)	(24,934)	(205,393)	-	(630,318)
Unallocated liabilities	-	-	-	(79,912)	(79,912)
Total liabilities	**(399,991)**	**(24,934)**	**(205,393)**	**(79,912)**	**(710,230)**
Other segment items					
Capital expenditure	16,151	1,412	2,021	-	19,584
Depreciation, amortisation and impairment	5,949	2,223	6,133	-	14,305

4. Segment Information cont'd

Year to 31st December 2004	Risk & Insurance £'000	Employee Benefits £'000	Head Office & Other £'000	Unallocated £'000	Group £'000
Fees and commissions	379,998	82,901	5,193	-	468,092
Segment result	82,520	9,982	(18,792)	-	73,710
Impairment charge	-	-	(1,192)	-	(1,192)
Investment income	-	-	-	13,465	13,465
Operating profit	82,520	9,982	(19,984)	13,465	85,983
Finance costs	-	-	-	(3,287)	(3,287)
Share of results of associates after tax & MI	33	-	2,228	-	2,261
Profit before taxation	82,553	9,982	(17,756)	10,178	84,957
Income tax expense	-	-	-	(25,915)	(25,915)
Minority interests	-	-	-	(3,385)	(3,385)
Net profit	82,553	9,982	(17,756)	(19,122)	55,657
Segment assets	251,491	58,289	40,741	-	350,521
Associates	2,427	-	2,355	-	4,782
Unallocated assets	-	-	-	397,111	397,111
Total assets	253,918	58,289	43,096	397,111	752,414
Segment liabilities	400,890	26,300	165,107	-	592,297
Unallocated liabilities	-	-	-	45,998	45,998
Total liabilities	400,890	26,300	165,107	45,998	638,295
Other segment items					
Capital expenditure	13,964	4,268	4,039	-	22,271
Depreciation, amortisation and impairment	4,718	1,213	5,065	-	10,996

Secondary reporting format - geographical segments

Geographical segments: although the Group's three business segments are managed on a worldwide basis, they operate in five principal geographical areas of the world.

The United Kingdom is the home country of the parent company Jardine Lloyd Thompson Group plc.

The Risk & Insurance segment operates in the United Kingdom, its home country, and also in Guernsey. In the Americas, the Risk & Insurance segment operates in the following countries: Bermuda, Brazil, Canada, Colombia, Mexico, Peru and the United States. In Europe, it operates in the Republic of Ireland, France, Sweden, Norway and Russia. The Australasian segment includes operations in Australia and New Zealand and the Asian segment includes operations in Singapore, Hong Kong, Taiwan, Indonesia, Japan, Thailand, Korea, Philippines and Malaysia.

The Employee Benefits segment operates mainly in the United Kingdom and in the United States.

The Head Office & Other activities are mainly based in the United Kingdom with minor operations in the United States, Europe and Asia. The Group's captive operations whilst located in Bermuda are included in the United Kingdom segment.

Fees and commissions are allocated based on (1) the country in which the office is located and (2) the country in which the customer is located.

Depreciation, amortisation & impairment, capital expenditure, segment assets and liabilities are allocated based on the country in which they are located or occur.

4. Segment Information cont'd

Year to 31st December 2005	Fees and commissions (1) £'000	Fees and commissions (2) £'000	Depreciation amortisation & impairment £'000	Capital expenditure £'000	Segment assets £'000	Segment Liabilities £'000
UK	290,858	183,019	5,967	10,934	234,477	(495,426)
Americas	91,318	149,716	5,944	4,467	123,081	(58,167)
Australasia	60,998	68,812	1,696	2,143	28,814	(37,302)
Asia	30,437	38,550	554	496	11,995	(21,217)
Europe	10,759	38,990	144	1,544	5,891	(18,206)
Rest of World	-	5,283	-	-	-	-
	484,370	**484,370**	**14,305**	**19,584**	**404,258**	**(630,318)**
Associates					7,393	-
Unallocated assets/liabilities					450,821	(79,912)
Total assets/liabilities					**862,472**	**(710,230)**

Year to 31st December 2004	Fees and commissions (1) £'000	Fees and commissions (2) £'000	Depreciation amortisation & impairment £'000	Capital expenditure £'000	Segment assets £'000	Segment Liabilities £'000
UK	289,928	182,918	5,253	9,680	204,963	(459,305)
Americas	82,400	145,190	3,542	8,771	106,833	(67,785)
Australasia	56,260	63,093	1,556	2,778	24,901	(33,393)
Asia	29,851	36,012	510	771	9,700	(15,834)
Europe	9,653	34,726	135	271	4,124	(15,980)
Rest of World	-	6,153	-	-	-	-
	468,092	468,092	10,996	22,271	350,521	(592,297)
Associates					4,782	-
Unallocated assets/liabilities					397,111	(45,998)
Total assets/liabilities					752,414	(638,295)

Jardine Lloyd Thompson Group plc
Notes to the Preliminary Results
For the year ended 31st December 2005

5. Operating Profit

The following items have been charged/(credited) in arriving at operating profit:	2005 £'000	2004 £'000
Foreign exchange (gains)/losses:		
Fees and commissions	(11,145)	(21,229)
Other operating costs	(124)	1,310
	(11,269)	(19,919)
Impairment charges		
- Goodwill	38	1,192
- Property, plant and equipment	421	-
- software costs	2,046	-
- trade and other receivables	246	-
Amortisation of intangible assets:		
- Software costs	1,732	1,647
- Other intangible assets	912	180
Depreciation on property, plant and equipment		
- owned assets	8,594	7,659
- leased assets under finance leases	316	318
Total depreciation, amortisation and impairment charges	14,305	10,996
Amortisation of intangible assets:		
- Employment contract payments (included in salaries and associated expenses)	3,864	3,241
(Profit)/loss on disposal of property, plant and equipment:	(61)	266
Operating lease rentals payable:		
Minimum lease payments		
Land & Buildings	17,091	20,232
Furniture, equipment & motor vehicles	332	295
Computer equipment & software	4	61
Other	15	5
Sub-lease payments		
Land & Buildings	(3,023)	(3,680)
Available for sale financial assets		
- Fair value losses transferred from equity	1	-
- Gain on sale	(134)	-
	(133)	-
Exceptional items:		
Reorganisation and redundancy costs of which:		
- included in salaries and associated expenses	3,453	5,888
- included in premises costs	249	33
- included in other operating costs	438	66
	4,140	5,987
Acquisition integration costs of which:		
- included in salaries and associated expenses	156	1,735
- included in premises costs	226	257
- included in other operating costs	52	1,308
	434	3,300
Vacant property provisions (included in Premises costs)	789	(146)
Curtailment gain re US defined benefit pension scheme (included in salaries and associated expenses)	(2,069)	-
Sale of CSEA business - JLT Services Inc (included in other operating costs)	(2,541)	-
Sale of Cayman Islands business (included in other operating costs)	(501)	-
Acquisition costs relating to Latin America (included in other operating costs)	-	919
Branch disposal JLT Re Solutions	-	(445)
Sale of Intermediary Insurance Services Inc	-	483
Total exceptional items	252	10,098

6. Income tax expense

	2005 £'000	2004 £'000
Current tax expense		
Current year	**23,366**	27,051
Under/(over) provided in prior years	**105**	(923)
	23,471	26,128
Deferred tax expense		
Origination and reversal of temporary differences	**(737)**	(1,004)
Reduction in tax rate	**(9)**	20
Benefit of tax losses recognised	**640**	888
Prior year losses now recognised	**(712)**	(117)
	(818)	(213)
Total income tax expense in income statement	**22,653**	25,915

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2005 £'000	2004 £'000
Profit before tax	**73,806**	84,957
Tax calculated at UK Corporation Tax rate of 30%	**22,142**	25,487
Non-deductible expenses (principally entertainment expenses)	**1,294**	3,961
Book depreciation in excess of tax depreciation	**1**	(1)
Increase in provisions not deductible in the period/ decrease in provisions not deducted in prior periods	**2**	(3)
Accrued income not taxable in the period/ income accrued in prior periods not taxable	**(1)**	2
Pensions	**151**	(3)
Share based payments	**(1,074)**	1
Other adjustments to taxable profit	**4**	1
Adjustments to tax charge in respect of prior periods	**413**	(942)
Effect of UK and non-UK tax rate differences	**457**	(1,920)
Tax on associates	**(736)**	(668)
Total income tax expense	**22,653**	25,915

7. Dividends

	2005 £'000	2004 £'000
Final dividend in respect of 2004 of 12.0p per share (2003: 12.0p)	**25,395**	23,876
Interim dividend in respect of 2005 of 8.5p per share (2004: 8.5p)	**18,351**	17,474
	43,746	41,350

A final dividend in respect of 2005 of 12.0p per share (2004: 12.0p) amounting to a total of £25,636,000 (2004: £25,395,000) is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting.

8. Earnings per Share

Basic earnings per share are calculated by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year, excluding any unallocated shares held by the Trustees of the Employees' Share Ownership Plan Trust.

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares in issue to take account of the potential dilutive effect of outstanding share options.

Additional basic and diluted earnings per share are also calculated based on underlying earnings attributable to shareholders. A reconciliation of earnings is set out below.

	2005 No. of shares	2004 No. of shares
Weighted average number of ordinary shares in issue	**211,713,303**	201,134,818
Effect of outstanding share options	**581,606**	1,093,122
Adjusted weighted average number of ordinary shares in issue	**212,294,909**	202,227,940

Earnings reconciliation	2005 £'000	2005 Basic pence per share	2005 Diluted pence per share	2004 £'000	2004 Basic pence per share	2004 Diluted pence per share
Underlying profit	**52,615**	**24.9**	**24.8**	64,019	31.9	31.6
Impairment charges	**(2,751)**			(1,192)		
Taxation thereon	**856**			-		
	(1,895)	**(0.9)**	**(0.9)**	(1,192)	(0.6)	(0.6)
Exceptional items	**(252)**			(10,098)		
Taxation thereon	**105**			2,928		
	(147)	**(0.1)**	**(0.1)**	(7,170)	(3.6)	(3.5)
Profit attributable to shareholders	50,573	23.9	23.8	55,657	27.7	27.5

9. Available-for-sale financial assets

Available for sale financial assets are categorised according to their nature into one of two categories:

1) Investments and deposits, which consist mainly of Bonds, Commercial Paper and Fixed Deposits - these investments are held at fair value and are classified between current and non-current assets according to maturity date.

2) Other investments, which include securities and other investments held for strategic purposes - these investments are held at fair value unless a fair value cannot be accurately determined in which case they are held at cost less any provision for impairment.

	£'000
At 31st December 2004	**52,071**
Adoption of IAS 32 and IAS 39	74
At 1st January 2005	**52,145**
Exchange differences	1,118
Additions	66,044
Companies acquired	(45)
Disposals	(46,863)
Revaluation surplus (included within equity)	3,175
At 31st December 2005	**75,574**
Less: non-current portion	(18,321)
Current portion	57,253

Available-for-sale financial assets includes the following

Other investments	4,582
Investments and deposits	70,992
At 31st December 2005	**75,574**

10. Derivative financial instruments

	2005		2004	
	Assets £'000	**Liabilities £'000**	Assets £'000	Liabilities £'000
Interest-rate swaps - cash flow hedges	**-**	**(104)**	-	-
Forward foreign exchange contracts - cash flow hedges	**68**	**(2,600)**	-	-
Total	**68**	**(2,704)**	-	-
Less non-current portion:				
Forward foreign exchange contracts - cash flow hedges	**49**	**(2,187)**	-	-
	49	**(2,187)**	-	-
Current portion	**19**	**(517)**	-	-

10. Derivative financial instruments cont'd

The Group uses various derivative instruments including forward foreign exchange contracts, interest rate swaps and forward rate agreements to manage the risks arising from variations in currency and interest earnings that arise from movements in exchange and interest rates. Derivative instruments purchased are primarily denominated in the currencies of the Group's main markets.

The net fair value of financial derivatives based upon market values as at 31st December 2005 and designated as effective cash flow hedges was £2.6m and has been deferred in equity. Gains and losses arising on derivative financial instruments outstanding as at 31st December 2005 will be released to the income statement at various dates up to twenty four months from the balance sheet date. No material amounts were transferred to the income statement during the period in respect of the fair value of financial derivatives.

a) **Forward Foreign Exchange Contracts**

The Group's major currency transaction exposure arises in USD and the Group continues to adopt a prudent approach in actively managing this exposure. As at 31st December 2005 the Group had outstanding forward foreign exchange contracts, principally in USD, amounting to a principal value of £114,043,000 (2004: £113,089,000).

b) **Interest Rate Swaps**

The Group uses interest rate hedges, principally interest rate swaps, to mitigate the impact upon interest earnings and expense of changes in interest rates.

The notional principal amounts of outstanding interest rate swaps and FRAs as at 31st December 2005 was US$50,000,000 (2004: US$130,000,000, £50,000,000).

Interest rate hedges outstanding at 31st December 2005 have effective USD fixed interest rates, which hedge USD LIBOR at 2.7% (2004: USD 2% to 3.1%, GBP 3.8% to 4.3%). The weighted average period to maturity is 0.3 months. These interest rate swaps are designated and effective as cash flow hedges and the fair value thereof has been deferred in equity.

c) **Hedge of net investment in foreign entity**

As at 31st December 2005 the Group had a US Dollar denominated borrowing totalling US$28,318,000 (2004: Nil) which was designated as a hedge of net investment in the Group's US subsidiaries. Gains and losses arising from the translation of this foreign currency borrowing to GBP at the balance sheet date were recognised in 'Exchange reserves' in shareholders' equity.

11. Trade and other receivables

Current receivables and prepayments	2005 £'000	2004 £'000
Trade receivables	**115,042**	108,783
Less: Provision for bad debt	**(17,858)**	(16,314)
Trade receivables - net	**97,184**	92,469
Other debtors	**50,577**	46,481
Prepayments	**5,815**	5,463
Trade and other receivables	**153,576**	144,413

12. Cash & Cash equivalents

	2005 £'000	2004 £'000
Cash at bank and in hand	**101,296**	102,919
Short term bank deposits	**199,102**	178,884
	300,398	281,803

13. Trade and other payables

	2005 £'000	2004 £'000
Insurance creditors	**308,664**	309,775
Social security and other taxes	**7,855**	6,702
Other creditors	**52,077**	56,813
Accruals and deferred income	**49,043**	42,031
Trade and other payables	**417,639**	415,321

14. Retirement benefit obligations

The Group operates a number of pension schemes throughout the world, the most significant of which are of the defined benefit type and operate on a funded basis. The two principal pension schemes are the Jardine Lloyd Thompson Pension Scheme in the UK and the JLT (USA) Employee Retirement Plan.

The pension costs for the year are comprised as follows:

	2005			2004		
	UK £'000	**Overseas £'000**	**Total £'000**	UK £'000	Overseas £'000	Total £'000
Defined benefit schemes	**11,262**	**780**	**12,042**	11,245	814	12,059
Defined contribution schemes	**1,431**	**7,203**	**8,634**	923	6,359	7,282
	12,693	**7,983**	**20,676**	12,168	7,173	19,341

The Jardine Lloyd Thompson Pension Scheme is based in the UK and has two sections: one providing defined benefits based primarily on Final Pensionable Salary and the other providing benefits on a defined contribution basis. The assets of the scheme are held in a trustee administered fund separate from the Company.

With effect from 1st January 2004, employers are contributing to the defined benefit section at rates of between 18.6% and 25.5% of Pensionable Salary each year. In addition, a contribution of £50m was made to the Scheme in 2004. Employers are contributing to the defined contribution section at the rates due to be credited to members' accounts under the rules. With effect from 1st April 2004, new employees are generally eligible for membership of the defined contribution section of the Scheme. The last formal valuation of the Jardine Lloyd Thompson Pension Scheme was undertaken at 1st July 2003. This was updated to 31st December 2005 by a qualified actuary independent from the Group.

The principal overseas schemes are:

a) The JLT (USA) Incentive Savings Plan which is a defined contribution scheme. Employees may contribute up to 50% of their salary up to a maximum allowed by law - $14,000 in 2005 - and the Group contributes at a rate of 100% of each 1% contributed by the employee up to a maximum employee contribution of 4%.

b) The JLT (USA) Employee Retirement Plan which is a defined benefit scheme. The latest actuarial valuation was undertaken at 31st December 2005 by independent actuaries. With effect from 31st July 2005 the Plan was amended to eliminate future benefit accruals. Under the Plan as amended, a participant's normal retirement benefit will be determined based on their service and compensation prior to 31st July 2005. The average compensation and length of service will be determined as at 31st July 2005. The amendment to the Plan gave rise to a curtailment gain of £2,069,000/US$3,765,000 (2004: £79,000/US$144,000).

14. Retirement benefit obligations cont'd

	UK Scheme		US Scheme	
	2005	**2004**	**2005**	**2004**
Rate of increase in salaries	4.20%	4.10%	4.50%	4.50%
Rate of increase of pensions in payment (retail prices limited to 5% per annum) (a)	2.70%	2.60%	n/a	n/a
Discount rate	4.80%	5.50%	5.50%	6.00%
Inflation rate	2.70%	2.60%	3.00%	3.00%
Revaluation rate for deferred pensioners	2.70%	2.60%	n/a	n/a
Expected return on plan assets (b)	6.80%	7.00%	8.29%	8.50%
Mortality - life expectancy at age 65 for male member: (c)				
Aged 65 at 31st December	19.8	19.8	17.6	16.7

(a) Provision has been made for alternative pension increase guarantees where appropriate.

(b) The expected return on scheme assets assumption was determined as the average of the expected returns on the assets held by the schemes on 31st December of the previous year.

(c) Mortality assumptions for the UK scheme are based on the 92 series amounts table for calendar year 2020. Mortality assumptions for the US scheme are based on the RP-2000 Combined Healthy Mortality table (2004: the 1983 Group Annuity Mortality table with 5 year set back for females after retirement).

	UK Scheme		US Scheme	
Defined Benefit liability	**2005 £'000**	**2004 £'000**	**2005 £'000**	**2004 £'000**
Present value of funded obligations	(477,145)	(388,499)	(29,979)	(25,560)
Fair value of plan assets	331,308	273,150	22,625	19,896
Net liability recognised in the balance sheet	**(145,837)**	**(115,349)**	**(7,354)**	**(5,664)**

	UK Scheme		US Scheme	
Reconciliation of defined benefit liability	**2005 £'000**	**2004 £'000**	**2005 £'000**	**2004 £'000**
Opening defined benefit liability	(115,349)	(156,963)	(5,664)	(4,410)
Exchange differences	-	-	(694)	405
Pension (expense)/income	(13,633)	(13,041)	1,541	(663)
Employer contributions	14,022	65,353	-	479
Total loss recognised in SORIE	(30,877)	(10,698)	(2,537)	(1,475)
Net liability recognised in balance sheet	**(145,837)**	**(115,349)**	**(7,354)**	**(5,664)**

	UK Scheme		US Scheme	
Reconciliation of defined benefit obligation	**2005 £'000**	**2004 £'000**	**2005 £'000**	**2004 £'000**
Opening defined benefit obligation	(388,499)	(347,160)	(25,560)	(25,088)
Exchange differences	-	-	(2,970)	1,957
Service cost	(10,960)	(11,211)	(596)	(893)
Interest cost	(21,123)	(19,273)	(1,528)	(1,532)
Employee contributions	(2,942)	(3,003)	-	-
Loss on defined benefit obligation	(62,519)	(13,838)	(2,389)	(1,081)
Actual benefit payments	9,200	6,020	1,179	998
Curtailment gain	-	-	2,069	79
Past service cost adjustment	(302)	(34)	(184)	-
Closing defined benefit obligation	**(477,145)**	**(388,499)**	**(29,979)**	**(25,560)**

14. Retirement benefit obligations cont'd

Reconciliation of fair value of assets	UK Scheme 2005 £'000	UK Scheme 2004 £'000	US Scheme 2005 £'000	US Scheme 2004 £'000
Opening value of assets	273,150	190,197	19,896	20,678
Exchange differences	-	-	2,276	(1,552)
Expected return on assets	18,752	17,477	1,780	1,683
Gain/(loss) on assets	31,642	3,140	(148)	(394)
Employer contributions	14,022	65,353	-	479
Employee contributions	2,942	3,003	-	-
Actual benefit payments	(9,200)	(6,020)	(1,179)	(998)
Closing value of assets	**331,308**	**273,150**	**22,625**	**19,896**

The analysis of the fair value of the scheme assets is as follows:

31st December 2005	UK Scheme Long term rate of return	UK Scheme Value £'000	UK Scheme Value %	US Scheme Long term rate of return	US Scheme Value £'000	US Scheme Value %
Equities	8.00%	203,724	61%	9.80%	15,310	68%
Bonds	4.25%	94,893	29%	4.77%	5,469	24%
Other assets	6.70%	30,876	9%	8.24%	736	3%
Cash	-	1,815	1%	3.77%	1,110	5%
Total market value	**6.80%**	**331,308**	**100%**	**8.29%**	**22,625**	**100%**

31st December 2004	UK Scheme Long term rate of return	UK Scheme Value £'000	UK Scheme Value %	US Scheme Long term rate of return	US Scheme Value £'000	US Scheme Value %
Equities	8.15%	162,643	60%	9.80%	12,612	64%
Bonds	4.75%	82,599	30%	6.00%	4,250	21%
Other assets	7.00%	27,908	10%	8.50%	2,048	10%
Cash	-	-	-	3.77%	986	5%
Total market value	**7.00%**	**273,150**	**100%**	**8.50%**	**19,896**	**100%**

The UK scheme does not hold cash as a strategic investment, cash balances at 31st December 2005 represent working balances. Other assets include hedge funds and property. As at 31st December 2004, £8.7m cash, pending investment in property, is included within other assets.

Reconciliation of return on assets	UK Scheme 2005 £'000	UK Scheme 2004 £'000	US Scheme 2005 £'000	US Scheme 2004 £'000
Expected return on assets	18,752	17,477	1,780	1,683
Gain/(loss) on assets	31,642	3,140	(148)	(394)
Actual return on assets	50,394	20,617	1,632	1,289

14. Retirement benefit obligations cont'd

The amounts recognised in the consolidated income statement are as follows:

	UK Scheme		US Scheme	
	2005 £'000	2004 £'000	2005 £'000	2004 £'000
Service cost	(10,960)	(11,211)	(596)	(893)
Past service cost	(302)	(34)	(184)	-
Curtailment gain	-	-	2,069	79
Total (included within salaries and associated expenses)	(11,262)	(11,245)	1,289	(814)
Interest cost	(21,123)	(19,273)	(1,528)	(1,532)
Expected return on assets	18,752	17,477	1,780	1,683
Total (included with finance costs)	(2,371)	(1,796)	252	151
Loss before taxation	**(13,633)**	**(13,041)**	**1,541**	**(663)**

The amounts included in the consolidated statement of recognised income and expense are as follows:

	UK Scheme		US Scheme	
	2005 £'000	2004 £'000	2005 £'000	2004 £'000
Loss on defined benefit obligation	62,519	13,838	2,389	1,081
(Gain)/loss on plan assets	(31,642)	(3,140)	148	394
Total actuarial losses recognised	**30,877**	**10,698**	**2,537**	**1,475**
Cumulative actuarial losses recognised	**114,344**	**83,467**	**7,795**	**5,258**

The four year history of experience adjustments is as follows:

	UK Scheme			
	2005 £'000	2004 £'000	2003 £'000	2002 £'000
Defined benefit obligation at end of year	(477,145)	(388,499)	(347,160)	(277,058)
Fair value of plan assets	331,308	273,150	190,197	155,894
Deficit in the scheme	**(145,837)**	**(115,349)**	**(156,963)**	**(121,164)**
Difference between the expected and actual return on plan assets				
- amount (£'000)	31,642	3,140	17,430	(44,269)
- expressed as a percentage of the plan assets	9.55%	1.15%	9.16%	(28.4%)
Experience losses on plan liabilities				
- amount (£'000)	82	(2,364)	(28.810)	(6,357)
- expressed as a percentage of the present value of the plan liabilities	(0.02%)	0.61%	8.30%	2.29%

14. Retirement benefit obligations cont'd

	US Scheme			
	2005 £'000	2004 £'000	2003 £'000	2002 £'000
Defined benefit obligation at end of year	(29,979)	(25,560)	(25,088)	(24,635)
Fair value of plan assets	22,625	19,896	20,678	20,042
Deficit in the scheme	**(7,354)**	**(5,664)**	**(4,410)**	**(4,593)**
Difference between the expected and actual return on plan assets				
- amount (£'000)	(148)	(394)	1,980	(3,090)
- expressed as a percentage of the plan assets	(0.65%)	(1.98%)	9.58%	(15.42%)
Experience losses on plan liabilities				
- amount (£'000)	315	(165)	104	(297)
- expressed as a percentage of the present value of the plan liabilities	(1.05%)	0.65%	(0.41%)	1.21%

The expected contributions for the year ending 31st December 2006 are as follows:

	Employee contributions £'000	Employer contributions £'000	Total £'000
Jardine Lloyd Thompson Pension Scheme	3,100	16,600	**19,700**
JLT (USA) Employees' Retirement Plan	-	708	**708**
Total expected contributions	3,100	17,308	**20,408**

15. Provisions

	Property related provisions £'000	Pension mis-selling provisions £'000	Litigation provisions £'000	Deferred consideration £'000	Acquisition integration provisions £'000	Total £'000
At 1st January 2005	**12,931**	**98**	**22,728**	**20,010**	**1,263**	**57,030**
Exchange adjustment	95	-	61	1,481	-	1,637
Reclassification from current assets/liabilities	404	-	(14)		3	393
Adjustment to gross basis	-	-	11,230	-	-	11,230
Utilised in the year	(4,810)	(98)	(3,579)	(8,753)	(334)	(17,574)
Charged to the Income Statement	1,140	-	5,112	-	-	6,252
Interest charge	387	-	-	331	24	742
Acquisitions	-	-	-	(1,083)	-	(1,083)
At 31st December 2005	**10,147**	**-**	**35,538**	**11,986**	**956**	**58,627**

	Property related provisions £'000	Pension mis-selling provisions £'000	Litigation provisions £'000	Deferred consideration £'000	Acquisition integration provisions £'000	Total £'000
At 1st January 2004	14,709	153	14,681	14,834	2,142	46,519
Exchange adjustment	(97)	-	(50)	(663)	(37)	(847)
Reclassification from current assets/liabilities	-	-	(28)	-	-	(28)
Adjustment to gross basis			6,619			6,619
Utilised in the year	(2,501)	(125)	(7,686)	(7,144)	(7,049)	(24,505)
Charged to the Income Statement	-	70	9,177	-	3,300	12,547
Interest charge	561	-	-	67	31	659
Acquisitions	259	-	15	12,916	2,876	16,066
At 31st December 2004	12,931	98	22,728	20,010	1,263	57,030

15. Provisions cont'd

	2005 £'000	2004 £'000
Analysis of total provisions:		
Non-current - to be utilised in more than one year	**13,664**	21,209
Current - to be utilised within one year	**44,963**	35,821
	58,627	57,030

Property related provisions

The Group recognises a provision for onerous contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract. Provision is made for the future rental cost of vacant property. In calculating the provision required, account is taken of the duration of the lease and any recovery of cost achievable from subletting. Property provisions occur principally in the US and UK and relate to a variety of lease commitments. The longest lease terms for each country are to 2014 and 2016 respectively.

Pension mis-selling provision

In previous years provision has been made in respect of claims for compensation against a Group subsidiary arising from the mis-selling of pension advice and pension products. The liability arising from this issue was satisfied during the year.

Litigation provisions

The Group is subject to various claims and legal proceedings principally consisting of alleged errors and omissions in connection with the placement of insurance/reinsurance and consulting services. A provision is established in respect of such issues when it is probable that the liability has been incurred and the amount of the liability can be reasonably estimated. The Group analyses its litigation exposures based on available information, including external legal consultation where appropriate, to assess its potential liability. Where appropriate the Group also provides for the cost of defending such matters.

Where a litigation provision has been made it is stated gross of any third party recovery. All such recoveries are included as "other debtors" within trade and other receivables. At 31st December 2005, in connection with certain litigation matters, the Group's litigation provisions include an amount of £17.8 million (2004: £6.6 million) to reflect this gross basis and the corresponding insurance recovery has been included within trade and other receivables. This presentation has had no effect on the Consolidated Income Statement for the period ended 31st December 2005.

Deferred consideration

Provision is made in respect of additional consideration payable following the initial completion of an acquisition. The value of the deferred consideration may be revised from time to time prior to final settlement.

Acquisition integration provisions

Represent costs expected to be incurred as a result of combining and restructuring operations following an acquisition. These costs are not associated with the ongoing activities of the company.

In accordance with the requirements of IAS 37 the Group has discounted certain provisions to their present value. The discount rate applied to each provision is appropriate to the nature of the provision and the location in which the liability occurs. The interest charge, represents the unwinding of the provision discounting, and has been included as part of "Finance costs" within the Consolidated Income Statement.

16. Changes in Shareholders' Equity

For the year to 31st December 2005	Share capital £'000	Share premium £'000	Fair value & hedging reserves £'000	Exchange reserves £'000	Retained earnings £'000	Total Shareholders' equity £'000
Balance at 31st December 2004	**10,100**	**33,628**	**-**	**(6,617)**	**66,117**	**103,228**
Adoption of IAS 32 and IAS 39	-	-	12,130	-	-	12,130
Balance at 1st January 2005	**10,100**	**33,628**	**12,130**	**(6,617)**	**66,117**	**115,358**
Actuarial losses recognised in post retirement benefit schemes	-	-	-	-	(23,289)	(23,288)
Fair value gains/(losses) net of tax						
- available for sale	-	-	2,202	-	-	2,202
- cashflow hedges	-	-	(13,899)	-	-	(13,899)
Currency translation differences	-	-	-	12,846	-	12,845
Net gains/(losses) recognised directly in equity	**-**	**-**	**(11,697)**	**12,846**	**(23,289)**	**(22,140)**
Net profit	-	-	-	-	50,573	50,573
Total recognised income and expense for the period	**-**	**-**	**(11,697)**	**12,846**	**27,284**	**28,433**
Dividends paid	-	-	-	-	(43,746)	(43,746)
Reversal of amortisation in respect of share based payments	-	-	-	-	8,303	8,303
Movement relating to Quest	-	-	-	-	20	20
Issue of share capital	515	39,742	-	-	-	40,257
Balance at 31st December 2005	**10,615**	**73,370**	**433**	**6,229**	**57,978**	**148,625**

For the year to 31st December 2004	Share capital £'000	Share premium £'000	Fair value & hedging reserves £'000	Exchange reserves £'000	Retained earnings £'000	Total Shareholders' equity £'000
Balance at 1st January 2004	10,075	32,442	-	-	61,276	103,793
Actuarial losses recognised in post retirement benefit schemes	-	-	-	-	(8,462)	(8,462)
Currency translation differences	-	-	-	(6,617)	-	(6,617)
Net losses recognised directly in equity	-	-	-	(6,617)	(8,462)	(15,079)
Net profit	-	-	-	-	55,657	55,657
Total recognised income and expense for the period	-	-	-	(6,617)	47,195	40,578
Dividends paid	-	-	-	-	(41,350)	(41,350)
Shares acquired by Employee Benefit Trust	-	-	-	-	(7,896)	(7,896)
Reversal of amortisation in respect of share based payments	-	-	-	-	6,860	6,860
Movement relating to Quest	-	-	-	-	32	32
Issue of share capital	25	1,186	-	-	-	1,211
Balance at 31st December 2004	10,100	33,628	-	(6,617)	66,117	103,228

During the period the QUEST has allocated 9,614 ordinary shares (2004: 14,767) to employees in satisfaction of options that have been exercised under the Jardine Lloyd Thompson Sharesave Scheme. The exercise proceeds received of £20,000 (2004: £32,000) have been credited by the Company directly to retained earnings.

17. Notes to the Consolidated Cash Flow Statement

Reconciliation of profit before taxation to cash generated from operations	2005 £'000	2004 £'000
Cash flows from Operating activities		
Profit before taxation	**73,806**	84,957
Investment Income receivable	**(15,355)**	(13,465)
Interest payable on bank loans and finance leases	**3,699**	983
Fair value losses on financial instruments	**1**	-
Pension financing charge	**2,119**	995
Unwinding of provision discounting	**742**	659
Depreciation	**8,910**	7,977
Amortisation of intangible assets	**6,508**	5,068
Amortisation of share based payment	**8,302**	6,860
Impairment charges	**2,751**	1,192
Amortisation of Employee Benefit Trust	**762**	684
Loss on sale or closure of operations	**-**	38
(Profit)/loss on disposal of property, plant and equipment	**(61)**	266
Profit on disposal of fixed asset investments	**(134)**	-
Share of results of associates undertakings	**(2,505)**	(2,261)
Decrease in debtors	**2,604**	14,151
Increase/(decrease) in creditors - excluding insurance broking balances	**1,864**	(5,140)
(Decrease)/increase in provisions for liabilities and charges	**(11,324)**	1,720
Decrease in retirement benefit obligation	**(4,050)**	(53,123)
Net cash inflow from operations	**78,639**	51,561

18. Business combinations

During the year, the process of finalising the provisional fair values in respect of acquisitions completed in 2004 has been concluded. In addition the deferred consideration booked in 2004 has been revised.

Detailed below are the changes made to the provisional fair values and deferred consideration.

	Heath Lambert - Peru Retail				
	Assets at acquisition £'000	Revised fair value adjustments £'000	Fair value acquired £'000	Provisional fair value reported at 31st December 2004 £'000	Reduction in fair value £'000
Property, plant and equipment	153	(6)	147	147	-
Intangible assets	3	(3)	-	-	-
Trade and other receivables	224	187	411	411	-
Cash and cash equivalents	276	-	276	276	-
Trade and other payables	(236)	(167)	(403)	(257)	(146)
Finance leases	(3)	-	(3)	(3)	-
Taxation	(7)	-	(7)	(7)	-
Deferred taxation	-	(6)	(6)	-	(6)
Provision for liabilities and charges	(15)	-	(15)	(15)	-
Minority interests	(194)	(2)	(196)	(270)	74
	201	3	204	282	(78)

18. Business combinations cont'd

	Deferred consideration reported at 31st December 2005 £'000	Deferred consideration reported at 31st December 2004 £'000	Reduction in deferred consideration £'000
Deferred consideration	193	244	(51)
	193	244	(51)

	Heath Lambert - Peru Wholesale				
	Assets at acquisition £'000	Revised fair value adjustments £'000	Fair value acquired £'000	Provisional fair value reported at 31st December 2004 £'000	Reduction in fair value £'000
Property, plant and equipment	203	(25)	178	196	(18)
Available-for-sale financial assets (non current)	6	(1)	5	5	-
Trade and other receivables	97	(10)	87	87	-
Cash and cash equivalents	358	-	358	358	-
Cash and cash equivalents - insurance broking funds	442	-	442	442	-
Trade and other payables	(641)	(2)	(643)	(602)	(41)
Taxation	(1)	(1)	(2)	(2)	-
Minority interests	(185)	4	(181)	(193)	12
	279	(35)	244	291	(47)

	Deferred consideration reported at 31st December 2005 £'000	Deferred consideration reported at 31st December 2004 £'000	Reduction in deferred consideration £'000
Deferred consideration	262	310	(48)
	262	310	(48)

18. Business combinations cont'd

	Heath Lambert - Colombia Wholesale				
	Assets at acquisition £'000	Revised fair value adjustments £'000	Fair value acquired £'000	Provisional fair value reported at 31st December 2004 £'000	Increase in fair value £'000
Property, plant and equipment	491	(38)	453	491	(38)
Available-for-sale financial assets (non current)	562	(45)	517	562	(45)
Insurance broking debtors	15,230	-	15,230	15,230	-
Trade and other receivables	5,155	(207)	4,948	3,870	1,078
Cash and cash equivalents	69	-	69	69	-
Cash and cash equivalents - insurance broking funds	4,548	-	4,548	4,548	-
Available for sale financial assets (current)	516	-	516	516	-
Trade and other payables	(20,890)	(123)	(21,013)	(20,890)	(123)
Term loans	(153)	-	(153)	(153)	-
Taxation	47	(233)	(186)	47	(233)
Minority interests	(1,511)	321	(1,190)	(1,045)	(145)
	4,064	(325)	3,739	3,245	494

	Deferred consideration reported at 31st December 2005 £'000	Deferred consideration reported at 31st December 2004 £'000	Reduction in deferred consideration £'000
Deferred consideration	428	3,026	(2,598)
	428	3,026	(2,598)

	Heath Lambert - Colombia Retail				
	Assets at acquisition £'000	Revised fair value adjustments £'000	Fair value acquired £'000	Provisional fair value reported at 31st December 2004 £'000	Reduction in fair value £'000
Property, plant and equipment	463	(82)	381	463	(82)
Available-for-sale financial assets (non current)	4	-	4	4	-
Trade and other receivables	798	-	798	798	-
Cash and cash equivalents	123	-	123	123	-
Cash and cash equivalents - insurance broking funds	15	-	15	15	-
Available-for-sale financial assets (current)	314	-	314	314	-
Trade and other payables	(725)	(13)	(738)	(725)	(13)
Taxation	254	-	254	254	-
Minority interests	(401)	30	(371)	(401)	30
	845	(65)	780	845	(65)

18. Business combinations cont'd

	Deferred consideration reported at 31st December 2005 £'000	Deferred consideration reported at 31st December 2004 £'000	Reduction in deferred consideration £'000
Deferred consideration	-	50	(50)
	-	50	(50)

	Heath Lambert - Mexican business				
	Assets at acquisition £'000	Revised fair value adjustments £'000	Fair value acquired £'000	Provisional fair value reported at 31st December 2004 £'000	Reduction in fair value £'000
Trade and other payables	-	(132)	(132)	-	(132)
	-	(132)	(132)	-	(132)

During the period the following acquisitions in new and existing businesses were completed.

	Acquisition Date	**Percentage voting rights acquired**	**Cost £'000**
Acquisition of new businesses completed during the year			
Risk Solutions Limited - New Zealand	April 05	100%	**1,852**
Additional investments in existing businesses			
BGHPW Limited	March 05	85%	**38,818**
Others, none of which was individually significant	Jan-Dec 05	-	**2,657**
			43,327

On 15th April 2005, the group acquired 100% of the share capital of Risk Solutions Limited ("RSL"), an Auckland based insurance broker. The acquired business contributed revenue of £543,000 and net profit of £139,000 to the Group for the period since acquisition. If the acquisition had taken place on 1st January 2005 the contribution to Group revenue and net profit would have been £656,000 and £148,000 respectively.

Details of the net assets acquired and goodwill are as follows:

	£'000
Purchase consideration:	
- cash paid	**540**
- deferred consideration	**1,312**
Total purchase consideration	**1,852**
Fair value of net assets acquired	**59**
Goodwill	**1,793**

18. Business combinations cont'd

The assets and liabilities arising from the acquisition were as follows:

	Fair value £'000	Acquiree's carrying amount £'000
Intangible asset	1	1
Property, plant and equipment	26	26
Trade receivables	119	119
Cash and cash equivalents	132	132
Trade and other payables	(233)	(233)
Taxation	14	14
	59	59

Purchase consideration settled in cash	540
Cash and cash equivalents in subsidiary acquired	(132)
Cash outflow on acquisition	408

On 22nd March 2005, the Group acquired the majority shareholding in BGHPW Limited ("BGHPW") which owned the outstanding non Group owned interests in Agnew Higgins Pickering & Company Limited ("AHP"). This followed the exercise of a put option on the Group by the shareholders of BGHPW and management of AHP under an agreement dated 9th February 1998 establishing BGHPW and AHP.

Details of the net assets acquired and goodwill are as follows:

	£'000
Purchase consideration:	
- cash paid	495
- shares issued	38,130
- accrued costs in respect of share issue	193
Total purchase consideration	38,818
Fair value of net assets acquired	8,015
Goodwill	30,803

The fair value of the assets acquired represents the Group's carrying value of the Minority Interest in BGHPW immediately prior to completion of the acquisition.

Group summary of the net assets acquired and goodwill:

	RSL £'000	BGHPW £'000	Other £'000	Total £'000
Purchase consideration:				
- cash paid	540	495	2,324	3,359
- shares issued	-	38,130	-	38,130
- accrued costs in respect of the share issue	-	193	-	193
- deferred consideration	1,312	-	333	1,645
Total purchase consideration	1,852	38,818	2,657	43,327
Fair value of net assets acquired	59	8,015	-	8,074
Goodwill	1,793	30,803	2,657	35,253
Impact of revisions to fair value adjustments and deferred consideration in relation to acquisitions completed in 2004				(2,919)
Net increase in goodwill				32,334

19. The financial information contained in this preliminary announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The results for the year ended 31st December 2005 are unaudited and statutory accounts have not yet been delivered to the Registrar of Companies.

20. Statutory accounts for the year ended 31st December 2005 will be posted to shareholders no later than 27th March 2006 and delivered to the Registrar of Companies following the Annual General Meeting on 27th April 2006.

21. The shareholders entered in the Register of Members at 4.00pm on 31st March 2006 will be entitled to the proposed final dividend of 12p per share which will, subject to approval at the Annual General Meeting to be held on 27th April 2006, be payable on 28th April 2006.

22. Copies of the preliminary press release (and statutory accounts when available) may be obtained from the Secretary, Jardine Lloyd Thompson Group plc, 6 Crutched Friars, London EC3N 2PH.